Exhibit a(4)
BAIRNCO CORPORATION
300 PRIMERA BOULEVARD, SUITE 432
LAKE MARY, FLORIDA 32746
(407) 875-2222
PRESS RELEASE
BAIRNCO BOARD RECOMMENDS SHAREHOLDERS REJECT
$12 PER SHARE STEEL PARTNERS OFFER
LAKE MARY, FL – July 6, 2006 – Bairnco Corporation (NYSE: BZ) today announced that its Board of Directors voted unanimously to recommend that Bairnco shareholders not tender their shares to Steel Partners II, L.P. and reject Steel Partners’ unsolicited tender offer to acquire all of the outstanding shares of Bairnco common stock at $12.00 per share, having determined that the offer is inadequate and not in the best interests of Bairnco’s shareholders.
Bairnco Chairman and Chief Executive Officer Luke E. Fichthorn III stated, “Our Board’s unanimous position is clear. Steel Partners’ offer is an opportunistic attempt to acquire Bairnco at an inadequate price before the full impact of recent initiatives is reflected in the Company’s share price. The Company initiated a strategic program focusing each of its business units on two goals: becoming low cost producers in the long-term while at the same time continuing to invest in marketing and development to grow new product and service revenues. We remain committed to our long-term strategy and believe it is the best course for Bairnco at this time.
“Specifically, Bairnco recently consolidated its operations into several modern, efficient plants both in the U.S. and abroad to reduce operating costs, improve quality and capitalize on compelling market trends. While these strategic initiatives have demanded significant investment, the Company is now poised to benefit both from an operating and financial standpoint, which will begin to be reflected in our results for the second half of 2006 and are expected to provide a major benefit to the Company in 2007 and beyond.
“In addition, we have several targeted initiatives intended to further leverage our strong balance sheet and increase shareholder value. We have acquisition opportunities under active consideration, which would both fit with our existing businesses and be accretive to earnings. We also intend to continue to repurchase our common stock, depending on the stock price and the status of the acquisitions, and remain committed to returning value through consistent increases in our dividend payments, with our next increase to $0.07 per share from $0.06 per share planned to occur in the third quarter of 2006, pending Board approval.”
The Company announced that based on its current operating plan, it expects earnings per share for the second half of 2006 to be in the range of $0.26 to $0.34, excluding the impact of professional fees related to the Steel Partners’ tender offer, as compared to $0.15 for the same period last year. For the full year 2006, excluding the impact of professional fees related to the Steel Partners’ tender offer, operating profits are expected to be in the range of $7.25 million to $7.75 million, and earnings per share are expected to grow to between $0.56 and $0.64. Although final budgets are not done until later in the year, current projections for 2007 are for earnings per share in the range of $0.95 to $1.05 with sales growing to between $175 million and $185 million and operating profit in the range of $11 million to $12 million.
In recommending that shareholders reject the offer, the Bairnco Board considered a number of factors, including the following:

•	The Board’s belief that the offer price is inadequate and that it does not reflect the long-term value inherent in the Company.

•	The Board’s understanding of and familiarity with Bairnco’s business, financial condition, current business strategy and future prospects, which management and the Board believe have not been fully reflected in the Company’s results of operations or share price.

•	The Board’s view that the offer represents an opportunistic attempt by Steel Partners to acquire the Company at a time when the Company’s stock price was at a 20% discount to its high for the year.

•	The Board’s belief that Steel Partners has opportunistically timed its offer to take advantage of depressed 2005 results stemming from unusual costs and delayed savings associated with the Company’s strategic initiatives before the fruits of those initiatives have been fully reflected in the Company’s stock price.

•	The fact that the offer is highly conditional, which results in significant uncertainty that the offer will be consummated.

•	The opinion of Lazard Frères & Co. LLC financial advisor to the Company, that as of July 6, 2006, the consideration to be paid the holders of the Company’s common stock pursuant to the offer is inadequate, from a financial point of view, to such holders (other than Steel Partners and its affiliates).

•	The Board’s commitment to the long-term interests of the Company and its stockholders, and to pursuing strategies that realize the Company’s long-term value.
The full text of the Board’s recommendation is contained in Bairnco’s Schedule 14D-9, which will be available on the SEC’s website at www.sec.gov or on Bairnco’s web site at www.bairnco.com.
Bairnco also announced today that the Board took action under its Rights Plan to postpone the distribution date for the rights until such time as the Board shall designate by subsequent action by the Board. Until the distribution date, the rights will continue to be evidenced by the certificates for the Company’s common stock, and will be transferred with and only with the Company’s common stock.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements in this press release referring to the expected future plans and performance of the Corporation are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to, changes in U.S. or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; changes in the market for raw or packaging materials which could impact the Corporation’s manufacturing costs; changes in the product mix; changes in the pricing of the products of the Corporation or its competitors; the impact on production output and costs from the availability of energy sources and related pricing; the market demand and acceptance of the Corporation’s existing and new products; the impact of competitive products; the loss of a significant customer or supplier; production delays or inefficiencies; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions and plant consolidations; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the costs and other effects of complying with environmental regulatory requirements; disruptions in operations due to labor disputes; and losses due to natural disasters where the Corporation is self-insured. While the Corporation periodically reassesses material trends and uncertainties affecting the Corporation’s results of operations and financial condition in connection with its preparation of its press releases, the Corporation does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.

About Bairnco
Bairnco Corporation is a diversified multinational company that operates two distinct businesses — Arlon (Electronic Materials and Coated Materials segments) and Kasco (Replacement Products and Services segment). Arlon’s principal products include high technology materials for the printed circuit board industry, cast and calendered vinyl film systems, custom-engineered laminates and special silicone rubber compounds and components. Kasco’s principal products include replacement band saw blades for cutting meat, fish, wood and metal, and on site maintenance primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in Canada and France. http://www.bairnco.com
Additional Information and Where to Find It
Bairnco advises its stockholders to read carefully Bairnco’s solicitation/recommendation statement on Schedule 14D-9, regarding the tender offer referred to in this press release, because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed today by Bairnco with the SEC, on the SEC’s web site at www.sec.gov or on Bairnco’s web site at www.bairnco.com or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800 (for Banks and Brokers) or toll free at (866) 695-6077.

CONTACT:	Kenneth L. Bayne, Vice President Finance, Bairnco Corporation
Telephone: (407) 875-2222, ext. 227

Larry C. Maingot, Controller, Bairnco Corporation
Telephone: (407) 875-2222, ext. 230
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